UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

On December 4, SGOCO Group, Ltd. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which was approved by the shareholders:

1. To ratify and approve the appointment of Centurion ZD CPA Limited as auditor of the Company for the fiscal year ending December 31, 2020, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

2. To elect each of the following person as a Director of the Company, pursuant to the Company’s Articles of Association:

a.	Jason Che Wai AU

b.	Lai Man CHEUNG

c.	Wood Shing Kei SZE

d.	Wang Tai Dominic LI

e.	Mark Leonard Chu TAN

3. A special resolution to change the name of the Company from “SGOCO Group, Ltd.” to “TROOPS, Inc.” and to adopt “盟軍集團” as the dual foreign name of the Company in Chinese.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: December 4, 2020	By: /s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer